Exhibit 10.24
RadiSys Corporation
5445 NE Dawson Creek Drive
Hillsborn, OK 97124
(503) 615-1100
(503) 615-1150 fax
www.radisys.com
September 16, 2002
PERSONAL AND CONFIDENTIAL
Mr. Scott Grout
5227 Lincolnshire
Dallas, TX 75287
Phone 972.733.0857
Dear Scott,
On behalf of the RadiSys Corporation Board of Directors, I am pleased to make you a contingent offer to serve as President and Chief Executive Officer, and a member of our Board of Directors. This offer is contingent upon the successful results of our reference checks, which we have not yet completed at your request. We anticipate completing those reference checks by no later than Sept 23rd, assuming your references are available to speak with us, and will let you know whether the results were successful at or before that time. If the results of the reference checks are successful, your compensation and benefits as President and Chief Executive Officer would be as outlined in this letter. I will be serving as Chairman of the Board of RadiSys to work closely with you.
Your base salary would be $375,000, payable bi-weekly. Your annual incentive compensation plan target would be $220,000 or 58.6% of your base pay. This means your total compensation would be $595,000 if you meet your incentive goals. We would guarantee your bonus at target for Q402 pro-rated for proportion of the quarter when you were employed by RadiSys. The 2003 goals would be agreed upon with the compensation committee of the Board . Your 2003 goals should be of the same structure as the balance of your executive team. The CEO, Executives and senior directors would have to achieve several specific objectives (MBO’s) in order to earn their full incentive bonus or to exceed it. We expect there should be upside in the design of the incentive plan. The new CEO will have significant input into the design of the 2003 plan.
You would also be granted 350,000 stock options under our Stock Incentive Plan. The term of the option would be seven years, with shares vesting one-third on the first anniversary and in equal monthly increments thereafter until fully vested on the third anniversary. The exercise price would be the last-trade price on the date you start work at RadiSys. As much of the options as permitted by law will be granted as ISO options, with the remainder issued as nonqualified options. You would be eligible for your first refresh grant at the time of the first yearly company refresh process after your one year anniversary.

RadiSys would provide you with $90,000 for relocation assistance. All or a portion of this amount would be grossed up as necessary to make this tax neutral to you and your family. This amount is meant to cover all relocation related expenses including reasonable time to sell your house in Dallas. This payment would be included with your normal payroll checks within the first month of employment. Relocation assistance must be repaid on a pro-rated basis if you voluntarily terminate employment within 24 months of your date of hire. You may want to consult your own tax advisor for more extensive information. In addition, RadiSys will introduce you to our principle bank and assist you to the extent possible under applicable law to obtain bridge or other financing to facilitate your move to Oregon. We have just contacted Glenna Olson, who is the Senior Vice President and Managing Director of the Private Banking group of US Bank, and she represented that there should be no problem as long as you do not have any overall credit issues. She can be reached at 503-275-4160 or you can also deal with her associate, Laurie Wooley at 503-275-3932.
In addition, the company offers an Employee Stock Purchase Program (ESPP) which allows you to purchase stock in the company at a discount. As an executive, you would be subject to our stock ownership policy, a copy of which is also enclosed.
Our benefits plan includes medical with Aetna; dental with ODS, and vision insurance with Vision Service Plan (VSP). RadiSys pays 100% of the cost of your insurance program and offers dependent coverage under the medical, dental, and vision insurance at a minimal cost to you. In keeping with our commitment to a smoke-free workplace, we do charge a nominal premium for employees or insured dependents that smoke. You would also be eligible to participate in additional executive benefit programs including Executive Physical, Financial and Tax Planning, and an Executive Deferred Compensation Plan.
Term life insurance equal to twice your annual base salary, capped at $600,000.,and long term disability insurance would also be included in your benefit package. The company sponsors a 401(k) plan, with a company match. After you accumulate 1,000 hours of service in a calendar year, the Company will match $0.50 for every dollar you contribute up to the first 6% of compensation provided that you are employed on December 31 of that year.
You would be eligible for an Executive Change of Control Agreement identical in form to the Executive Change of Control Agreement currently in effect with our Chief Financial Officer. That agreement would provide for severance and accelerated option vesting if there is a change of control and your employment is terminated without cause, as those terms are defined in the agreement, contingent upon receipt of a release. A brief summary of the key terms is:
12 months base salary severance if a termination without cause occurs, as defined in the agreement, as a result of a change of control for a specified period; and all your unyested options would accelerate. This severance would be contingent upon receipt of a release.
RadiSys Corporation is an at-will employer. Either the employee or the Company can terminate the employment relationship at any time with or without cause, reason, or notice. However, if you are terminated without cause the company’s current practice is to pay its executives 6 months base salary severance, contingent upon receipt of a release. In your case, the severance amount would be 12 months, contingent upon receipt of a release.
We understand that you are indebted to your current employer in the amount of $98,000 secured by 2.4 million Chorum shares. We would hope, after good faith negotiations on your part, your current employer will accept forgiveness of your loan. If this line of discussion isn’t fruitful perhaps some of your stock in your employer could be offered as full repayment of that loan. Our bank could also look at bridging the loan for a longer period of time in combination with some stock return. I have not received support from our compensation committee for your idea of potential service on the Chorum Board as a back-up method to relieve the loan. We would be more open, if it becomes absolutely necessary, to a fair split between an amount of stock surrender on your part with some one time hiring bonus on our part used to pay off the loan.
Please read and sign the enclosed Employee Agreement and this offer letter and return both to me. By signing, you acknowledge that you accept the terms set forth in this letter upon notification that the reference checks have been successfully completed. The terms of this letter will remain valid for 1 week following the date of this letter. Employment will also be contingent upon your satisfactorily passing a background check and pre-employment drug test.
Scott, I am personally delighted at the prospect of working with you. Please do not hesitate to call me if I can answer any questions.
Sincerely,
     /s/ Scott Gibson
Scott Gibson, Director and Chair of CEO Search Committee
Accepted:

/s/ Scott Gibson	9/19/02
Signature	Date